INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 23, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Washington, D.C. 20549

Re:	Investment Managers Series Trust II File No. 333-191476 and 811-22894 (the “Registrant”) on behalf of the AXS Bitcoin Strategy ETF

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment (“PEA”) No. 256 under the Act and Amendment No. 259 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-21-020500) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on October 27, 2021 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to offer this series at this time. The Amendment was initially scheduled to become effective on January 10, 2022. The Registrant filed multiple delaying post-effective amendments, with the most recent delaying amendments being PEA No. 364 filed on October 27, 2022. No securities have been issued or sold in connection with this registration.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777 or diane.drake@mfac-ca.com.

Thank you for your assistance in this matter.

Sincerely,

/s/ Mel de Leon
Mel de Leon, on behalf of
Investment Managers Series Trust II